Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company

ANNOUNCEMENT TO THE MARKET

Sale of Major Risk Insurance Operation
Stage of Negotiations

Itaú Unibanco Holding S.A. (“Itaú Unibanco”) wishes to clarify that on June 28, 2014, its Itaú Unibanco S.A. subsidiary signed an exclusive negotiation agreement with a view for concluding a definitive agreement for the sale of Itaú Unibanco’s major insurance risk operation to one of the companies indicating an interest in acquiring the same. This sale was the subject of the Announcement to the Market of January 22, 2014.

Negotiations are at an advanced stage and on the understanding that the questions still pending are settled, Itaú Unibanco expects to be able to sign a conclusive agreement with the potential acquirer in the next few days.

Should this agreement be signed, the completion will still be subject to obtaining the appropriate regulatory approvals.

Finally, Itaú Unibanco notifies that it will keep the market duly informed as to the next steps in the negotiations and, with this operation, takes the opportunity to reiterate its commitment to the creation of long term value for its shareholders.

São Paulo (SP), June 30, 2014.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer